October 12, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Scot Foley

SEC Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

RE: Unique Underwriters, Inc.

5650 Colleyville Blvd,

Colleyville, Texas 76034

PH: 817-281-3200

Re:	Unique Underwriters, Inc.

Amendment No. 12 to Registration Statement on Form S-1

Filed August 7, 2012

File No. 333-172850

Dear Mr. Foley:

This letter is submitted on behalf of Unique Underwriters, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-1 (filed March 16, 2011, Registration No. 333-172850) (the “S-1 Registration Statement”), as set forth in your letter to Mr. Sam Wolfe dated August 20, 2012. We are filing via EDGAR Amendment No. 1 to the S-1 Registration Statement (“Amendment No. 1”) in response to the Staff’s comments. For reference purposes, the text of your letter dated August 20, 2012 has been reproduced herein, with the Company’s response below each numbered comment. As appropriate, the Company’s responses include a reference to the section and page numbers of Amendment No. 1 that have been revised in response to the comment.

Comment Responses:

General

1. Pursuant to Rule 8-08(a) and (b) of Regulation S-X, in your next amendment to your registration statement, please provide updated financial information throughout your filing for the fiscal year ended June 30, 2012. See also Section 1220.2 of the Division of Corporation Finance Financial Reporting Manual.

RESPONSE: - We have provided updated financial information throughout our filing for the fiscal year ended June 30, 2012.

The Business

Memberships, page 26

2. We note your response to our prior comment 4. In your description of the Advanced Boot Camp Training workshop you disclose that you do not charge an additional fee to participate in this program. On page 27, you disclose that the individual conducting this training charges an average fee of $250. Please expand your disclosure to disclose each training provided by a third party and clarify whether you pay for the training on behalf of the participant or whether the participant needs to pay an additional amount to the person conducting this training.

RESPONSE: - Other than the Advanced Boot Camp Training workshop disclosed above, there is no additional training provided by any third parties on behalf of the Company.

Note 1 Summary of Significant Accounting Policies

Revenue Recognition, pages 34 and 48

3. Please provide us your SAB 99 materiality analysis for each period presented. This analysis should provide qualitative and quantitative information on how you determined that revenue recognized immediately for lead deposits and membership plans that should have been deferred according to your revised accounting policies was not material and that a restatement is not necessary.

RESPONSE: - We have updated our Revenue Recognition Policy and restated financial statement for years ended June 30, 2011 and 2010. Please refer to Note 10 in the Notes to Financial Statement for the restatement

Very truly yours,

Signed by Samuel Wolfe, CEO UUI

cc: Sasha Parikh, SEC

Gus Rodriguez, SEC

Jennifer Riegel, SEC